Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3000
November 26, 2008
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Oceaneering International, Inc. Form 10-K Filed February 27, 2008 File No. 1-10945
     This memorandum sets forth the response of Oceaneering International, Inc. to the comment provided by the Staff of the Securities and Exchange Commission in its comment letter dated November 21, 2008 with respect to Oceaneering’s Annual Report on Form 10-K for the year ended December 31, 2007. For your convenience, we have repeated the comment of the Staff in bold typeface exactly as given in the comment letter, and set forth below such comment is our response.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, Page 19
1.	Please confirm to us in writing that, in future filings, you will revise your introductory paragraph to limit your forward looking statements language. To say that all statements other than those of historical fact are forward-looking statements is overly broad. We direct your attention to Section 21E(i)(1) of the Exchange Act.

Response:

We confirm that, in future filings with the Commission, we will limit our forward-looking statements language such that it will not include the assertion that all statements other than those of historical fact are forward-looking statements.
     Oceaneering hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing referenced above; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or need additional information, please call George R. Haubenreich, Senior Vice President, General Counsel and Secretary of Oceaneering, at (713) 329-4668, or Ted W. Paris of Baker Botts L.L.P., at (713) 229-1838.

cc:	Ann Nguyen Parker (Branch Chief) John Madison (Commission Staff) Ted W. Paris (Baker Botts L.L.P.)